INVESTOR DISCLOSURE PACKET

Equity Platforms, Inc.

(a Delaware public benefit corporation)

$1,070,000

Stock

Equity Platforms, Inc.

100 Spectrum Drive, Suite 900

Irvine, CA 92618

June 24th, 2022

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(a) – Basic Information About the Company

Name of Company	Equity Platforms Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 01, 2021
Kind of Entity (Check One)	__**X**__ Corporation (Public Benefit) _____ Limited liability company _____ Limited Partnership
Street Address	100 Spectrum Center Drive, Suite #900 Irvine, CA 92618
Website Address	https://equityplatforms.com

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Person #1

Name	Vernon Jones	
All positions with the Company and How Long for Each Position	**Position:** CEO of Equity Platforms, Inc., joint owner of GWO LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Sourcing and assisting in the acquisition and management of multifamily properties.	
Principal Occupation During Last Three Years	Real estate acquisition manager	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Newmontis	**Business:** Real Estate Investment Bank

Person #2

Name	Beatriz Durant	
All positions with the Company and How Long for Each Position	**Position:** VP of Equity Platforms, Inc., joint owner of GWO LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Property management for residential communities in New York City and Newport, CA	
Principal Occupation During Last Three Years	Community and property manager	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** First Service Residential	**Business:** Property management

Person #3

Name	Michael McConnell	
All positions with the Company and How Long for Each Position	**Position:** Director of Engagement	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Community development	
Principal Occupation During Last Three Years	Community developer and manager	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #4

Name	Akil Ash	
All positions with the Company and How Long for Each Position	**Position:** Director of Technology at Equity Platforms, Inc.	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Computer software and engineering	
Principal Occupation During Last Three Years	Senior engineer for iOS development	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Starbucks, SmartSheet	**Business:** Software development

Person #5

Name	Selena Hill	
All positions with the Company and How Long for Each Position	**Position:** N/A	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Editor	
Principal Occupation During Last Three Years	Digital Editor	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Black Enterprise	**Business:** Media

Person #6

Name	Donald Wong	
All positions with the Company and How Long for Each Position	**Position:** N/A	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Wealth management and insurance brokerage	
Principal Occupation During Last Three Years	Community and property manager	
Has this Person Been Employed by Anyone Else During the Last Three Years?	____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #7

Name	Jey Van Sharp	
All positions with the Company and How Long for Each Position	**Position:** Chief Straregy Officer	**How Long:** Since inception

Business Experience During Last Three Years (Brief Description)	Business strategy	
Principal Occupation During Last Three Years	Business strategist	
Has this Person Been Employed by Anyone Else During the Last Three Years?	____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Vernon Jones
Name	Beatriz Durant
Name	GWO LLC

§227.201(d) – The Company's Business and Business Plan

About Equity Platforms, Inc.

Equity Platforms, Inc. (DBA EquityCoin) is a Public Benefit Corporation focused on building community wealth through real estate assets and the blockchain, is offering stock to all investors over the age of 18. Equity Platforms will use the funds to purchase a property at [1]637 Hegeman Avenue in Brooklyn, NY and to develop EquityShare, a proprietary blockchain-enabled technology that streamlines the company tokenization process for property operators.

Equity Platforms, Inc. was established as a Delaware Public Benefit corporation which allows for the unlimited segregation of stock. Each unit of stock will be represented by a single share of Equity Platforms, Inc. valued at $100.00.[2]

Equity Platforms, Inc. was created to make real estate ownership and rental income more accessible for those who have been historically marginalized by providing an opportunity for investors to collectively invest in real estate.

Currently GWO, LLC (jointly owned by Vernon Jones and Beatriz Durant) owns 60% of Equity Platforms, Inc., Vernon Jones owns 38.16% and 21 additional investors own the final 1.84%. Their investments were made through a friends and family offering launched in February 2021.

Upon completion of this capital raise, the goal for the company is to continue acquiring income-producing affordable housing in the East New York section of Brooklyn, with plans to expand to North Miami, South

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[1]https://www.google.com/maps/place/637+Hegeman+Ave,+Brooklyn,+NY+11207/@40.6614458,-73.8882022,3a,75y,319.26h,90t/data=!3m6!1e1!3m4!1sLMdboJ4t35K68XREw2X-0w!2e0!7i16384!8i8192!4m5!3m4!1s0x89c25d0019f2ab45:0xd093a5503f56cc4f!8m2!3d40.6615368!4d-73.8882838

[2] https://benefitcorp.net/

Los Angeles, and various communities in Pennsylvania. Equity Platforms, Inc. plans to provide shareholders with quarterly dividend payouts from the portfolio's rental income, along with a share in profit from the licensing of any of Equity Platforms, Inc., Inc's technology. Real estate acquisition targets are subject to change, although all properties will have components of affordable housing.

Working hand in hand with local housing authorities, the lion share of rental income is expected to derive from government-backed subsidized tenancy, with the majority of rent guaranteed. All prospective acquisitions will be vetted through an institutional underwriting process performed by Equity Platforms, Inc.'s acquisition team and must have a positive impact on the prospective community. We plan to lease rental units to low Income renters with an AMI of 80% or less.

Roadmap

2021: Equity Platforms, Inc., is Born

Equity Platforms, Inc. was developed to make it easier for everyday families to build generational wealth through real estate while providing quality homes for those who need it most.

2022: Seed Capitalization

We plan to raise capital to acquire adjacent income-producing assets and develop the EquityShare platform.

2023: First Ground-Up Development Begins

With the proceeds from the seed funding round, we plan to develop a seven-unit project at 421 Montauk Avenue in Brooklyn New York.

2024: Development Begins on the proposed 65-unit affordable housing property

Equity Platforms intends to complete the real estate assemblage required to begin development on a 65-unit affordable housing complex, which encompasses 637 Hegeman Avenue, 639 Hegeman Avenue, 645 Hegeman Avenue, and 705 Bradford Street, all located in Brooklyn NY 11207.

2025: $10M Portfolio Value

Through strategic value-add acquisitions and steady growth of Equity Platforms, Inc., the total market cap of the company is expected to exceed $10,000,000.

The Property.

Equity Platforms, Inc. is targeting 637 Hegeman Avenue, in Brooklyn, New York, as its first fully owned real estate acquisition. Located in the heart of East New York Brooklyn, the property underwent a full gut renovation in 2018, which included roofing, electrical upgrades, a new boiler system, and plumbing. The building includes two residential units and two commercial spaces which are currently occupied. The total square footage for the property is 3,600 with 5,040 square feet of additional available air rights for potential future development.

The first-floor residential unit is a one bedroom and is tenanted by a family who has a full rental voucher from CityFEPS, and the second-floor residential unit is a three-bedroom occupied by a family with a

Section 8 voucher. The first retail space is rented by a beauty salon, and the second is tenanted by a software development company.

Once 637 Hegeman Avenue is acquired, in 2022, Equity Platforms, Inc.'s goal is to purchase the adjacent property located at 639 Hegeman Avenue, Brooklyn NY 11207, which has the exact size and dimensions as 637 Hegeman Avenue. The owner of the 639 Hegeman Avenue property has signed a Letter of Intent to sell the property to Vernon Jones, the CEO of Equity Platforms, Inc., along with another vacant parcel of buildable land located at 421 Montauk Street, also in the East New York section of Brooklyn.

In 2023, Equity Platforms, Inc. intends on acquiring two other adjacent properties to 637 and 639 Hegeman, which are 705 Bradford Street, and 645 Hegeman Avenue. It is confirmed that both property owners have expressed interest in selling. As an assemblage of four properties, there is an ability to develop 65 residential units along with ground-floor retail space. Equity Platforms, Inc. plans on beginning development of the mixed-use project in 2024.

About the Developer

Vernon J. is the CEO of Equity Platforms, Inc.[3] – a social entrepreneur and real estate investor with a passion for helping diverse communities build generational wealth. Since 2005, Vernon has dedicated his life to community-building through multifamily acquisitions and asset management, facilitating over $150 million worth of real estate transactions around the United States.

Giving back has always been a major part of Vernon's career. Some of the community programs he co-founded in the last decade are Healthy NYC, Young Masterminds Initiative, NY for Seniors, Mastermind Connect, and EastNewYork.com, all of which are thriving today.

With over 15 years of experience in the multifamily real estate industry, five years of immersive global Blockchain exposure, six continents traveled, and a growing affordable housing portfolio, Vernon looks forward to using his broad expertise to uplift underserved communities from coast to coast.

Vernon graduated from Northfield Mount Hermon, one of the nation's top-ranked prep schools, and attended Seton Hall University, majoring in finance.

Beatriz Durant is the Property Manager at Equity Platforms, Inc., guiding decisions on innovative technologies, construction, and maintenance strategies to ensure the company's real estate properties achieve climate, quality and environmental sustainability goals, all while generating financial payoffs for investors.[4]

With over 13 years of property management experience, Beatriz knows that in a rapidly urbanizing world, real estate, and more specifically affordable housing, is an opportunity for a significant impact on carbon reduction.

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[3] VernonJ.com; https://www.linkedin.com/in/vernonjay/; https://www.instagram.com/vpeso/
[4] https://www.linkedin.com/in/beatriz-durant-7b1140100/

Beatriz is a certified Leader in Energy and Environmental Design and studied Business Economics.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to acquire a mixed-use property in Brooklyn, NY and to develop blockchain-enabled asset management software for the company's real estate holdings.

We are trying to raise a maximum of $1,070,000, but we will move forward with the Project and use investor funds if we are able to raise at least $50,000 (the "Target Amount"). If we have not raised at least the Target Amount by July 31st 2022, EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $500. Investments above $500 may be made in $500 increments (e.g., $2,500 or $3,500. An investor may cancel his or her commitment up until 11:59 pm on July 29th, 2022 (i.e., two days before the Target Date). If we have raised at least the Target Amount we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

About the Market

As of the first quarter of 2021, the median home sale price in East New York was $530K, up 26% year-over-year. A total of 39 properties were traded, representing a 3800% year-over-year increase. The median price per square foot in the first quarter was $392, a -1% YoY change. The median home sale price in Brooklyn was $805K.

East New York, a primarily residential neighborhood, has a population of just over 91,000 and rising. Located in the eastern part of Brooklyn, it's surrounded by Cypress Hills Cemetery, Jamaica Bay, Queens, and the railway tracks of the Bay Ridge Branch. Made up of primarily apartments and single-family buildings, it's a unique neighborhood that many say is one of the few in Brooklyn that's maintained its classic New York City vibe. Considered by some to be the next up and coming neighborhood, development is happening everywhere in this district.[5] [6]

You can find a little of everything in East New York including apartments built above corner bodegas, apartments in converted Victorian homes, three-story apartment buildings, and semi-detached homes. In recent years, a fair number of condos and coops have been built on this patch of land that covers just one square mile. There are a few historic spots within East New York, including the East Brooklyn Industrial Park, a 44-block park that was created back in the 1980s, as well as East New York Farms, founded in 1998,

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[5] "East New York/Starrett City Neighborhood Profile". Furmancenter.Org, 2019, https://furmancenter.org/neighborhoods/view/east-new-york-starrett-city#:~:text=In%202019%2C%20there%20were%20an,of%20households%20is%20%3C%3D%20%2420%2C000.
[6] www1.Nyc.Gov, 2018, https://www1.nyc.gov/assets/doh/downloads/pdf/data/2018chp-bk5.pdf.

where various community organizations grow plants for food and to beautify the neighborhood. In 2013, the African Burial Ground Square was dubbed a national historic spot.

Excellent transportation is one of the selling points of East New York. There's a station on the Long Island RailRoad Atlantic Branch, and the 2, 3, 4, and 5 trains stop at several spots in the neighborhood, as does the L train. Other subway lines in the neighborhood include the A, C, J, and Z lines. Add to that the dozen or so local and express buses, and it's easy to see just how many options there really are.

East New York is overseen by the New York City Department of Education and has higher than average dropout rates compared to other areas of the city. Several high schools have been shut down in recent years, with new schools being organized to better meet the needs of students.

New York Community Hospital is located on Kings Highway in Midwood and Mount Sinai Brooklyn, in nearby Marine Park, is also a short distance away. Residents can pick from their choice of a wide range of private practices and alternative medical professionals in this neighborhood.

The East New York neighborhood is patrolled by the 75th Precinct of the New York Police Department. It has an average yearly crime rate of 19.34 crimes per 1,000 residents. Compared to other neighborhoods in Brooklyn, this crime rate is higher than most, but it's still lower than most neighborhoods in Manhattan and the Bronx.

Today's East New York Community is made up of classic spots that locals have long loved, like Grant Caffe near the Liberty Avenue A train stop, Fusion East, Tavares Restaurant, Carro Cafe, and the Lindenwood Diner, with its mix of Latin and Caribbean foods. City Line Pizza and Pasta is another popular spot, and locals get their Nigerian food cravings quenched by visiting Festac Grill & Lounge.

The Gateway Mall is also a popular destination and economic development driver for the East New York Community. The original mall (Gateway Center South), which opened in 2002, consists of a 640,000-square-foot (59,000 m2) complex, with a large parking lot and three separate structures to the south along Gateway Drive. It is anchored by several major stores, including Target, The Home Depot, Best Buy, and BJ's Wholesale Club. The newer northern complex (Gateway Center North), which opened in 2014, is similarly sized at 605,000 square feet (56,200 m2), with a second parking lot, four small adjacent buildings for small outlets, a fifth structure for an Applebee's, and a sixth for a bank. Tenants of this section, which opened in stages in late 2014, include JCPenney, T.J.Maxx, ShopRite, and Aldi.

The two-part complex was envisioned as a suburban-style strip mall.[3] The southern complex was designed by GreenbergFarrow Architects. The northern complex was designed by GreenbergFarrow as well as the Perkins Eastman firm. Both main structures are designed in Georgian architectural style, with brick outer facades and green trim. GreenbergFarrow also designed Related's Gateway Center at Bronx Terminal Market.

Other shopping opportunities can be found at City Line retail district, where there's a stretch of clothing and shoe shops, or at Aquaduck Flea Market, where vendors sell vintage goods and tasty foods on

Tuesdays, Fridays, Saturdays, and Sundays. ARTs East New York is a unique venue where artists and vendors can create and then show their work.

There are several parks and playgrounds in East New York, including Linden Park with basketball courts, soccer fields, a running track, and tennis courts, as well as Breukelen Ballfields Park with its five baseball diamonds, dog runs, and handball playgrounds. There are also three branches of the Brooklyn Public Library in East New York.

A brand-new park was developed in the last few years called Shirley Chisholm Park, featuring 407 acres, the park is the largest state park in New York City. In addition, it is the third-largest park in Brooklyn, behind Marine Park and Prospect Park.

The initial phase cost $20 million and includes 10 miles (16 km) of bike paths and hiking trails, waterfront access points, and a pier at the head of Pennsylvania Avenue on the western peninsula. Shirley Chisholm State Park also includes a "bike library" operated by Bike New York, which allows park users to borrow refurbished bikes for free, and a mural of Chisholm created by Brooklyn artist Danielle Mastrion. The second phase of the park opened a few months later with an entrance on Fountain Avenue, as well as additional educational programming.

East New York has a population of approximately 180,811 people. Of that population, people identified as the following in 2019; 4.0% Asian, 55.4% Black, 34.9% Hispanic and 4.2% White. 45.43% of the population is male, while 54.57% is Female and the median age is 35.2.

25.88% of the population report they were born outside of the US, and 16% report they had limited English proficiency in 2018-2019. Of adults ages 25 and older in 2018, 23% had an education level below high school, 56% were Highschool graduates or completed some college, and 21% were college graduates.77.25% of adults held white-collar jobs while 22.75% held blue-collar jobs in 2019. 5.77% report to be self-employed, 70.36% report working for a private company, 17.63% report to be Government employees, and 6.24% claim to work for non-profit companies. 64.67% of households in East New York are family households, while 35.33% are non-family households. 36.14% are households with children, and 63.87% are households without children. In 2019 49.74% of adults reported never being married, 34.68% reported being married, 3.42% reported being separated, 5.0 % said being widowed, and 7.07% reported being divorced.[7]

The median household income in 2019 was $46,780, 34% less than the citywide median income of $70,590. The poverty rate in East New York stood at 23.3% in 2019. Median gross rent increased from $1,110 in 2006 to 1,220 in 2019. 33.3% of renter households were severely burdened in 2019. 89.1% of rental units are affordable at the 80% Area Median income in East New York 2019.

The homeownership rate in 2019 was 26.0% lower than the citywide rate of 31.9%. This has, however, increased by 2.9% since 2010. The home purchase rate in 2019 was 22.2 per 1,000 properties (Properties

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[7] "East New York, [#Statecode#] Household Income, Population & Demographics | Point2". Point2homes.Com, 2019, https://www.point2homes.com/US/Neighborhood/NY/Brooklyn/East-New-York-Demographics.html#MaritalStatus.

in this survey counted as owner-occupied 1-4 family buildings, condominiums, or cooperative apartments) The refinance loan rate in 2019 was 24.4 per 1,000 properties. Out of all first-time home purchase loans and refinance loans, 17.0%, and 6.3% were high-cost loans. 166 properties had a filing for mortgage foreclosure in 2020. There are 8.9 mortgage foreclosure actions initiated per 1,000 1-4 family properties and condominium units. In 2018 East New York was named one of NYC's best neighborhoods for property investment by Property Shark in their market predictions survey. The median sale price of a home was $419,000 in 2017, up 24% from 2016. Over the past 5 years, median sale prices in East New York have increased 55%.[8] [9]

About the Finances

Total acquisition and development costs for 637 Hegeman Avenue are expected to be approximately $926,500.

Since this is an income producing property, net income is expected to be $62,873 in year 1, growing to $67,387 in year 5. The first shareholder distribution is projected for June 15th, 2023. The company's real estate income prior to that date will be reserved for future acquisitions and subsequent property renovations. This provides the company time to develop a financial cushion for future growth. GWO LLC is the management company for the property, and the monthly management fee will begin upon acquisition.

The Company plans to use the funds raised in this offering as follows

Use of Funds	
Acquisition cost of 637 Hegeman (or similar asset)	$926,500
EquityShare BETA Buildout	$90,000
Crowdfunding fees	$53,500
TOTAL	**$1,070,000**

For more detail review Exhibit A: 637 Hegeman Avenue Proforma and Exhibit B: Equity Platforms, Inc. Proforma

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[8] "East New York, Brooklyn, NY Real Estate Market, Home Prices & Sales Trends". Propertyshark.Com, 2018, https://www.propertyshark.com/mason/market-trends/residential/nyc/brooklyn/east-new-york.
[9] "East New York Market Trends". PropertyShark.com. 2021
https://www.propertyshark.com/mason/market-trends/residential/nyc/brooklyn/east-new-york

Investor Return

Subject to applicable law and the provisions of Delaware State and the Certificate of Incorporation, dividends may be declared by the Board of Directors at any meeting and may be paid in cash. Any such declaration shall be at the discretion of the Board of Directors. A director shall be fully protected in relying in good faith upon the books of account of the Corporation or statements prepared by any of its officers as to the value and amount of the assets, liabilities or net profits of the Corporation or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared. At the time of execution of this Form, the Equity Platforms, Inc. Board of Directors has agreed to pay out $4 per share in dividends to all stockholders on an annual basis paid out in quarterly increments starting on June 15th, 2023. This dividend is not guaranteed and is subject to change according to the discretion of the Board of Directors.

COVID19 Disclosure

The COVID-19 pandemic has added risk factors to the real estate industry. For example, there are new restrictions in place that have halted all evictions. Even though the current tenants are paying their rent on time at 637 Hegeman Avenue, there is always the risk that a tenant may lose their job and be unable to pay rent, and Tenant may claim a loss due to COVID-19, leaving the Landlord with less income.

Residential Evictions

The eviction moratorium for New York State has expired.

Commercial Evictions

As of August 2021, 100% of tenants are paying their rent in accordance with their leases or their agreed-upon deferral arrangements.

§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $50,000

Offering Deadline   July 31st, 2022

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	___X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,070,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Acquisition cost of 637 Hegeman	$50,000
TOTAL	**$50,000**

If we raise the maximum goal of $1,070,000:

Use of Money	How Much (approximately)
Acquisition cost of 637 Hegeman	$926,500
Blockchain technology development costs	$90,000
Crowdfunding fees	$53,500
TOTAL	**$1,070,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, go to Seedatthetable.com/campaign/equitycoin
- Follow the instructions

To Cancel Your Investment

Send an email to reach@equityplatforms.com no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on the Seed at the Table platform.[10] See also the Investment Agreement attached, *Exhibit D: Reg CF Investment Agreement.*

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Seed at the Table will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

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[10] seedatthetable.com

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of stock, which we refer to as "Investor Shares." The price is $100.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our Bylaws.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of stock, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware public benefit corporation. Your ownership will be governed by the By-Laws of the Public Benefit Corporation dated January 01, 2021 and any amendments to the By-Laws (whether adopted now or in the future), which are together referred to as the "By-Laws". A copy of the Company By-laws is attached as *Exhibit E: Company By-laws.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Subject to applicable law and the provisions of Delaware State and the Certificate of Incorporation, dividends may be declared by the Board of Directors at any meeting and may be paid in cash. Any such declaration shall be at the discretion of the Board of Directors. A director shall be fully protected in relying in good faith upon the books of account of the Corporation or statements prepared by any of its officers as to the value and amount of the assets, liabilities or net profits of the Corporation or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared. At the time of execution of this agreement, the Equity Platforms, Inc. Board of Directors has agreed to pay out $4 per share in dividends to all stockholders on an annual basis paid out in quarterly increments starting on June 15th, 2023. This dividend is not guaranteed and is subject to change according to the discretion of the Board of Directors.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Shareholder Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

  As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only one class of security: Common Shares.

Common shares represent a claim on profits (dividends).

Dilution of Rights

Under the Shareholder Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares.

The Person Who Controls the Company

Mr. Vernon Jones owns both 38.16% of the Company and 50% of GWO LLC, which has a 60% interest in the Company. Therefore, Mr. Jones effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

Risks Associated with Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through Seed at the Table., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00230 and the Funding Portal Registration Depository (FPRD) number is 005548762.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Seed at the Table as follows:

A success fee equal to 5% of the funds raised and 2% equity in the project.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
February 15, 2021	Rule 506(b)	Common Stock	$39,500	Facilitating the Reg CF offering, deposit for the acquisition of 637 Hegeman Avenue, and community engagement tools such as social media management.

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Property Management Fees	Monthly	GWO LLC	Property Manager for The Company	5% of gross real estate income

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized as a Delaware Public Benefit Corporation on January 01, 2021. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes.

If we cannot raise money in this Offering, then the Company will continue operations.

Capital Resources

As of now, we have not purchased any assets. We expect to buy the project as soon as we raise money from Investors in this Offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

The Company is in the development stage and has no significant history of financial operations.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital reports attached as *Exhibit F: Background Checks.*

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $100,000. You can track our progress in raising money under the Reg CF Offering on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://equityplatforms.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

There is no additional information to share.

§227.201(z) – Testing the Waters Materials

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not "test the waters".

EXHIBIT A: 637 HEGEMAN AVENUE PRO-FORMA

Project Name: **637 Hegeman Ave**

	CURRENT	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10	YEAR 11
Investor Capital		$987,500	$987,500	$987,500	$987,500	$987,500	$987,500	$987,500	$987,500	$987,500	$987,500	
Rent & Other Income Increase	N/A	N/A	0%	2%	3%	3%	3%	3%	3%	3%	3%	3%
Physical Vacancy	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	4%
Rent Per Square Foot Per Month	$1.91	$1.91	$1.91	$1.95	$2.01	$2.07	$2.13	$2.19	$2.26	$2.33	$2.40	$2.47
Average Rent Per Unit Per Month	$1,744	$1,744	$1,744	$1,779	$1,832	$1,887	$1,944	$2,002	$2,062	$2,124	$2,187	$2,253

Institutional

		2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
INCOME (See Schedule 3-D for details)	CURRENT	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10	YEAR 11
GROSS POTENTIAL RENT	83,700	83,700	83,700	85,374	87,935	90,573	93,290	96,089	98,972	101,941	104,999	108,149
LOSS TO LEASE	0	0	0	0	0	0	0	0	0	0	0	0
SCHEDULED GROSS INCOME	83,700	83,700	83,700	85,374	87,935	90,573	93,290	96,089	98,972	101,941	104,999	108,149
VACANCY LOSS	1,674	1,674	1,674	1,707	1,759	1,811	1,866	1,922	1,979	2,039	2,100	4,326
SCHEDULED GROSS INCOME LESS VACANCY	82,026	82,026	82,026	83,667	86,177	88,762	91,425	94,167	96,992	99,902	102,899	103,823
ECONOMIC VACANCY	-	-	-	-	-	-	-	-	-	-	-	1,038
EFFECTIVE GROSS INCOME	82,026	82,026	82,026	83,667	86,177	88,762	91,425	94,167	96,992	99,902	102,899	102,785
GROSS OPERATING INCOME	82,026	82,026	82,026	83,667	86,177	88,762	91,425	94,167	96,992	99,902	102,899	102,785
TOTAL EXPENSES	15,018	15,018	15,469	15,933	16,411	16,903	17,410	17,932	18,470	19,024	19,595	20,183
MANAGEMENT FEE	4,101	4,135	4,186	4,233	4,341	4,471	4,606	4,744	4,886	5,033	5,184	5,139
NET OPERATING INCOME	**62,907**	**62,873**	**62,371**	**63,501**	**65,425**	**67,387**	**69,409**	**71,491**	**73,636**	**75,845**	**78,120**	**77,463**
AVAILABLE CASH FLOW	62,907	62,873	62,371	63,501	65,425	67,387	69,409	71,491	73,636	75,845	78,120	
PLUS PRINCIPLE REDUCTION	0	0	0	0	0	0	0	0	0	0	0	
TOTAL RETURN FROM OPERATIONS	**62,907**	**62,873**	**62,371**	**63,501**	**65,425**	**67,387**	**69,409**	**71,491**	**73,636**	**75,845**	**78,120**	

Private

	CURRENT	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
NET INCOME	62,907	63,545	64,067	64,496	66,073	68,056	68,189	70,234	72,341	74,511	76,787
MANAGEMENT PROMOTE	12,581	12,709	12,813	12,899	13,215	13,611	13,638	14,047	14,468	14,902	15,357
AVAILABLE CASH FLOW	50,325	50,836	51,254	51,596	52,859	54,444	54,551	56,187	57,873	59,609	61,429
PLUS PRINCIPLE REDUCTION	-	-	-	-	-	-	-	-	-	-	-
TOTAL RETURN FROM OPERATIONS	**50,325**	**50,836**	**51,254**	**51,596**	**52,859**	**54,444**	**54,551**	**56,187**	**57,873**	**59,609**	**61,429**

EXHIBIT B: EQUITY PLATFORMS, INC. COMPANY ESTIMATED OPERATING BUDGET (REVENUE)

Ten Year REVENUE

PROFIT & LOSS PROJECTION

Equity Platforms, Inc.

REVENUES	TREND	2022	2023	2024	2025	2026	2027	2028	2029	2030
637 Hegeman Ave		21,000	85,374	87,935	-	-	-	-	-	-
639 Hegeman Ave		-	40,000	90,772	-	-	-	-	-	-
421 Montauk Ave (7-Unit Development)		-	-	183,600	189,108	194,781	200,625	206,643	212,843	219,228
Hegeman Project (65-Units)		-	-	-	-	-	1,837,260	1,892,378	1,949,149	2,007,624
EquityShare		-	50,000	1,500,000	5,000,000	7,500,000	17,500,000	25,000,000	37,500,000	50,000,000
Future Acquisitions in North Miami		-	-	100,000	203,000	309,090	418,363	530,914	646,841	766,246
Future Acquisitions in West Philadelphia			-	100,750	203,773	309,886	419,182	531,758	647,710	767,142
Future Acquisition in South Los Angeles					100,000	203,000	309,090	418,363	530,914	646,841
Future Acquisition in East New York							100,000	203,000	309,090	418,363
Investment Rounds		1,070,000	5,000,000		15,000,000					50,000,000
TOTAL REVENUE		1,091,000	5,175,374	2,063,057	20,695,881	8,516,757	20,784,520	28,783,055	41,796,547	104,825,443
TOTAL EXPENSES		1,050,719	2,828,478	2,760,969	6,842,582	23,468,367	9,241,457	9,762,256	10,657,870	16,547,722
Net Profit		40,281	2,346,896	(697,912)	13,853,298	(14,951,610)	11,543,063	19,020,799	31,138,677	88,277,722

Exhibit B (Continued): Equity Platforms, Inc. Company Estimated Operating Budget (Expenses)

Ten Year EXPENSES

PROFIT & LOSS PROJECTION

EXPENSES	TREND	2022	2023	2024	2025	2026	2027	2028	2029	2030
Acquisitions		$ 900,000	$ 2,250,000	$ 2,250,000	$ 5,250,000	$ 22,283,000	$ 7,250,000	$ 7,250,000	$ 7,250,000	$ 7,250,000
Payroll and vendor contractor expenses		$ 42,000	$ 234,000	$ 241,020	$ 248,251	$ 421,785	$ 434,439	$ 738,124	$ 1,107,186	$ 1,660,778
Finance Fees (Capital raising)		$ 53,500	$ 250,000	$ -	$ 750,000	$ -	$ -	$ -	$ -	$ 2,500,000
Property Management		$ 1,050	$ 4,269	$ 28,153	$ 34,794	$ 50,838	$ 164,226	$ 189,153	$ 214,827	$ 241,272
Supplies (office and operating)		$ 5,000	$ 5,750	$ 15,500	$ 17,825	$ 31,194	$ 32,130	$ 33,093	$ 59,568	$ 61,355
Repairs and Maintenance		$ 1,082	$ 4,397	$ 28,997	$ 35,838	$ 52,363	$ 169,153	$ 194,827	$ 221,272	$ 248,510
Marketing and Advertising		$ 15,000	$ 30,000	$ 60,000	$ 240,000	$ 247,200	$ 469,680	$ 483,770	$ 677,279	$ 2,709,114
Car, delivery and travel		$ 5,000	$ 8,750	$ 26,250	$ 131,250	$ 135,188	$ 155,466	$ 186,559	$ 326,478	$ 652,956
Accounting and Legal		$ 9,750	$ 10,140	$ 17,745	$ 20,407	$ 40,814	$ 42,038	$ 63,057	$ 69,363	$ 131,789
Office Rent		$ 1,100	$ 12,000	$ 12,360	$ 12,731	$ 13,113	$ 36,000	$ 37,080	$ 38,192	$ 39,338
Telephone		$ 133	$ 137	$ 141	$ 145	$ 150	$ 154	$ 159	$ 163	$ 168
Utilities		$ -	$ 5,015	$ 22,522	$ 27,835	$ 40,670	$ 131,381	$ 151,322	$ 171,862	$ 193,018
Insurance		$ 735	$ 4,388	$ 19,707	$ 24,356	$ 35,586	$ 114,958	$ 132,407	$ 150,379	$ 168,891
Taxes (real estate, etc.)		$ 11,370	$ 4,482	$ 29,560	$ 36,534	$ 53,380	$ 172,437	$ 198,610	$ 225,569	$ 253,336
Research and Development		$ 5,000	$ 5,150	$ 9,013	$ 12,618	$ 63,088	$ 69,396	$ 104,094	$ 145,732	$ 437,196
TOTAL EXPENSES		$ 1,050,719	$ 2,828,478	$ 2,760,969	$ 6,842,582	$ 23,468,367	$ 9,241,457	$ 9,762,256	$ 10,657,870	$ 16,547,722
Net		$ 39,925	$ 2,346,581	$ (698,153)	$ 13,852,899	$ (14,951,922)	$ 11,542,764	$ 19,020,573	$ 31,138,263	$ 88,277,448

EXHIBIT D: EQUITY PLATFORMS, INC. REG CF INVESTMENT AGREEMENT

Equity Platforms, Inc. Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Ladies and Gentlemen:

The undersigned understands that Equity Platforms, Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of shares of Series CF Preferred Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated _____ the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription.

(a)   Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

(b)   By executing this Subscription Agreement, the undersigned (and, if the undersigned is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom the undersigned is so purchasing) hereby joins as a party that is designated (a) as an "Investor" under this agreement. Any notice required or permitted to be given to the undersigned under any of the Investment Agreement shall be given to the undersigned at the address provided with the undersigned's subscription. The undersigned confirms that the undersigned has reviewed the Investment Agreement and will be bound by the terms thereof as a party who is designated as an "Investor" under this agreement.

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing

referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at [TIME] a.m. New York time on [EXPIRATION DATE], or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by _____ (the "Escrow Agent") from the undersigned by _____ (Payment Method) of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by _____ (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. The Company represents and warrants to the undersigned that the following representations and warranties are true and complete in all material respects as of the date of each Closing:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted, except as would not have a material adverse effect on the Company or its business.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement, to join as a party to each of the Investment Agreements, and to perform all the obligations required to be performed by the undersigned hereunder and thereunder, and such purchase, such entry into this Subscription Agreement, and such joinder with such Investment Agreements will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned. This Subscription Agreement and each of the Investment Agreements will be valid and binding obligations of the undersigned, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any, and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Seed at the Table, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Seed at the Table or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Seed at the Table nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Seed at the Table nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement and the Investment Agreements shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.
vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before a campaign close to cancel the purchase and get a full refund.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement and the Investment Agreements. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been, and are not being, registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Future Offerings under Regulation A of the Act.

In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the Board of Directors in its sole discretion determines to be the economic equivalent of the Securities ("Equivalent Securities") under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the Board of Directors of the Company, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to effect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the undersigned without the prior written consent of the Company.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Irvine, CA which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:
Equity Platforms, Inc.

100 Spectrum Center Drive
Suite 900
Irvine, CA 92805

E-mail: reach@equityplatforms.com

Attention: CEO

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Entire Agreement. This Subscription Agreement supersede all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

23. Recapitalization. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

24. Dividends. Subject to applicable law and the provisions of Delaware State and the Certificate of Incorporation, dividends may be declared by the Board of Directors at any meeting and may be paid in cash. Any such declaration shall be at the discretion of the Board of Directors. A director shall be fully protected in relying in good faith upon the books of account of the Corporation or statements prepared by any of its officers as to the value and amount of the assets, liabilities or net profits of the Corporation or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared. At the time of execution of this agreement, the Equity Platforms, Inc. Board of Directors has agreed to pay out $4 per share in dividends to all stockholders on an annual basis paid out in quarterly increments starting on June 15th, 2023. This dividend is not guaranteed and is subject to change according to the discretion of the Board of Directors.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____ (Date)

PURCHASER (if an individual):

By
Name:

PURCHASER (if an entity):

Legal Name of Entity

By
Name:

Title:

State/Country of Domicile or Formation:

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to _____ [AMOUNT OF SECURITIES TO BE ACQUIRED BY PURCHASER] for _____ [TOTAL AMOUNT TO BE PAID BY PURCHASER].

Equity Platforms, Inc.

By
Name: Vernon Jones
Title: CEO

EXHIBIT E: EQUITY PLATFORMS, INC. BYLAWS

BYLAWS OF EQUITY PLATFORMS, INC.

STATEMENT OF PURPOSE
Equity Platforms, Inc. is a Public Benefit Corporation developed to provide quality housing for those who need it most, while helping everyday families build generational wealth through real estate.

ARTICLE I
REGISTERED AGENT AND REGISTERED OFFICE

Section 1. Registered Office.
Registered Agent: The registered office of the Corporation in the State of Delaware shall initially be 16192 Coastal Highway, in the city of Lewes, County of Sussex. The Board of Directors may determine to change such registered office of the Corporation in the State of Delaware in its discretion. The registered agent initially in charge thereof shall be Harvard Business Services, Inc. until such agent resigns or is removed by the Board of Directors.

ARTICLE II
SHAREHOLDERS

Section 1. Annual Meeting.
An annual meeting shall be held each calendar year for the purpose of electing directors, conducting general business, and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at the time and place designated by the Board of Directors.

Section 2. Special Meetings.
Special meetings of the shareholders may be requested by the President, the Board of Directors, or the holders of a majority of the outstanding voting shares.

Section 3. Notice.
Written notice of all shareholder meetings, whether regular or special meetings, shall be provided under this section or as otherwise required by law. The Notice shall state the place, date, and hour of meeting, and if for a special meeting, the purpose of the meeting. Such notice shall be emailed to all shareholders of record at least 20 days prior to the meeting.

Section 4. Place of Meeting.
Shareholders` meetings shall be held at the corporation's principal place of business or electronically through teleconference. Shareholders of any class or series may participate in any meeting of shareholders by means of remote communication to the extent the Board of Directors authorizes such participation for such class or series. Participation by means of remote

communication shall be subject to such guidelines and procedures as the Board of Directors adopts. Shareholders participating in a shareholders' meeting by means of remote communication shall be deemed present and may vote at such a meeting if the corporation has implemented reasonable measures: (1) to verify that each person participating remotely is a shareholder, and (2) to provide such shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting, substantially concurrent with such proceedings.

Section 5. Quorum.
A majority of the outstanding voting shares, whether represented in person or by proxy, shall constitute a quorum at a shareholders' meeting. In the absence of a quorum, a majority of the represented shares may adjourn the meeting to another time without further notice. If a quorum is represented at an adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally scheduled. The shareholders present at a meeting represented by a quorum may continue to transact business until adjournment, even if the withdrawal of some shareholders results in representation of less than a quorum.

Section 6. Informal Action.
Any action required to be taken, or which may be taken, at a shareholders meeting, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the shareholders who own all of the shares entitled to vote with respect to the subject matter of the vote.

Section 7. Sale of Real Property.
The corporation maintains a long-term approach to real property ownership. Any sale of real property owned by the corporation must be approved through unanimous vote of the Board of Directors.

Section 8. Purchase of Real Property.
Any director can propose the purchase or fundraising efforts to acquire a specific real property. The first step for the corporation to acquire new property includes a vote by the Board of Directors. If more than 50.1% of directors vote NO, then the acquisition efforts cease. If 50.1%+ elect to approve the deal, then decision goes out for a vote by the shareholders.

Section 9. Obligation to Tenants
Equity Platforms, Inc. is a public benefit corporation dedicated to the welfare of the tenants residing in real properties owned by the corporation. All business decisions must be made with consideration of said tenants.

Section 10. Dividends
Equity Platforms, Inc. intends to begin paying quarterly dividends on June 15th, 2023 at no less than the rate of $4.00 per share of Equity Platforms, Inc. Common Stock per annum, it being understood that the payment of dividends shall be subject to declaration by, and solely within the discretion of the Board of Directors. The amount of $4.00 per share has been calculated by Equity Platforms, Inc.'s proforma evaluations of expected income and expenses. Dividend

distributions are subject to the Board's determination that the Company and its Subsidiaries have sufficient legal reserves to cover expenses and avoid solvency.

Section 11. Shares on the Ethereum Blockchain
Shares of Equity Platforms, Inc. have a redundant ownership recording structure. Every shareholder shall receive a certificate of ownership signed by the Secretary and President. According to Delaware's Blockchain Initiative, a corporation can keep records of shareholder ownership on a Blockchain ledger.

Equity Platforms, Inc. shall provide shareholders with EQTY Tokens at a 1:1 ratio relative to corporate shares. EQTY Tokens are ERC-20 Tokens on the Ethereum Blockchain with the token contract: 0xb5e0346917DB75ADa8861eDD170616e41071B661

The President has the right to change the token contract, and in doing so must inform all shareholders at least 48 hours before such change occurs.

Section 12. Reports

Public Benefit Report: Subject to the terms of the Certificate of Incorporation, the Corporation shall no less than every two (2) years provide stockholders with a statement as to the Corporation's promotion of the public benefit goal identified in the Certificate of Incorporation and of the best interests of those materially affected by the Corporation's conduct (the "Public Benefit Report"). The Board of Directors may determine to provide such Public Benefit Reports more frequently, to a wider audience than just the stockholders (up to and including full public disclosure), and to include greater content than the minimum required in such Public Benefit Reports set out in Section 2 below.

Report Content: Subject to the Certificate of Incorporation, the Public Benefit Report shall include at a minimum:

(a) The objectives the Board of Directors has established to the Corporation's stated public

benefit goal;

(b) The standards the Board of Directors has adopted to measure the Corporation's progress in promoting such public benefit goal;

(c) Objective factual information based on those standards regarding the Corporation's success in meeting the objectives for promoting such public benefit goal; and

(d) An assessment of the Corporation's success in meeting the objectives and promoting such its public benefit goal.

ARTICLE III
DIRECTORS

Section 1. Number of Directors.

The corporation shall be managed by a Board of Directors consisting of 7 director(s).

Vernon	J.	vj@gwo.llc
Beatriz	Durant	bd@gwo.llc
Akil	Ash	akil@akilash.com
Jey	Van-Sharp	vansharp@myuberlife.com
Selena	Hill	selenah2020@gmail.com
Oshim	Phoenix	therebelcamptv@gmail.com

Donald	Wong	dwong@dwjagency.com

Section 2. Election and Term of Office.
The directors shall be elected at the annual shareholders` meeting. Each director shall serve a term of 5 year(s), or until a successor has been elected and qualified.

Section 3. Quorum.
A majority of directors shall constitute a quorum.

Section 4. Adverse Interest.
In the determination of a quorum of the directors, or in voting, the disclosed adverse interest of a director shall not disqualify the director or invalidate his or her vote.

Section 5. Regular Meeting.
An annual meeting shall be held, without notice, immediately following and at the same place as the annual meeting of the shareholders. The Board of Directors may provide, by resolution, for additional regular meetings without notice other than the notice provided by the resolution.

Section 6. Special Meeting.
Special meetings may be requested by the President, Secretary, or any two directors by providing five days' written notice. Minutes of the meeting shall be sent to the Board of Directors within two weeks after the meeting.

Section 7. Procedures.
The vote of a majority of the directors present at a properly called meeting at which a quorum is present shall be the act of the Board of Directors, unless the vote of a greater number is required by law or by these by-laws for a particular resolution. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken

shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting. The Board shall keep written minutes of its proceedings in its permanent records. If authorized by the governing body, any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the member or proxy holder.

Section 8. Informal Action.
Any action required to be taken at a meeting of directors, or any action which may be taken at a meeting of directors or of a committee of directors, may be taken without a meeting if a consent in writing setting forth the action so taken, is signed by all of the directors or all of the members of the committee of directors, as the case may be.

Section 9. Removal / Vacancies.
A director shall be subject to removal, with cause, at a meeting of the shareholders called for that purpose. There must be a unanimous vote by the Board of Directors to remove any such director. Any vacancy that

occurs on the Board of Directors, whether by death, resignation, removal or any other cause, may be filled by the remaining directors. A director elected to fill a vacancy shall serve the remaining term of his or her predecessor, or until a successor has been elected and qualified.

Section 10. Resignation.

Any director may resign effective upon giving written notice to the chairperson of the board, the president, the secretary or the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Section 11. Committees.

To the extent permitted by law, the Board of Directors may appoint from its members a committee or committees, temporary or permanent, and designate the duties, powers and authorities of such committees.

Section 12. Indemnification

Board of Directors and officers are indemnified from any liability that they may be exposed to because of their association with the corporation to the fullest extent permitted by law.

ARTICLE IV
OFFICERS

Section 1. Number of Officers.

The officers of the corporation shall be a President (Vernon J.), and a Secretary (Beatriz Durant). The President shall be the chief executive officer and shall preside at all meetings of the Board of Directors. The Secretary shall give notice of all meetings of the Board of Directors and Executive Committee, if any, shall keep an accurate list of the directors, and shall have the

authority to certify any records, or copies of records, as the official records of the corporation. The Secretary shall maintain the minutes of the Board of Directors' meetings and all committee meetings.

ARTICLE V
CORPORATE SEAL, EXECUTION OF INSTRUMENTS

The corporation shall have a corporate seal, which shall be affixed to all deeds, mortgages, and other instruments affecting or relating to real estate. All instruments that are executed on behalf of the corporation which are acknowledged, and which affect an interest in real estate shall be executed by the President or any Vice-President and the Secretary or Treasurer. All other instruments executed by the corporation, including a release of mortgage or lien, may be executed by the President or any Vice-President. Notwithstanding the preceding provisions of this section, any written instrument may be executed by any officer(s) or agent(s) that are specifically designated by resolution of the Board of Directors.

ARTICLE VI
AMENDMENT TO BYLAWS

The bylaws may be amended, altered, or repealed by the Board of Directors or the shareholders by a majority of a quorum vote at any regular or special meeting; provided however, that the shareholders may from time to time specify particular provisions of the bylaws which shall not be amended or repealed by the Board of Directors.

ARTICLE VII
STOCK CERTIFICATES

The corporation may issue shares of the corporation's stock without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement of the information that is required by law to be on the certificates. Upon written request to the corporate secretary by a holder of such shares, the secretary shall provide a certificate in the form prescribed by the directors.

ARTICLE VIII
DISSOLUTION

The corporation may be dissolved only with authorization of its President given at a special meeting called for that purpose, and with the subsequent approval by no less than two-thirds (2/3) vote of the members.

Certification

Beatriz Durant, Secretary of Equity Platforms, Inc. hereby certifies that the foregoing is a true and correct copy of the bylaws of the above-named corporation, duly adopted by the incorporator(s) on March 22, 2022.

By: Beatriz Durant, Secretary

Date:



EXHIBIT F: BACKGROUND CHECKS

North Capital Private Securities: Bad Actor Check



Name of covered person: Vernon Jones

Date: March 27, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Vernon Jones is likely: NOT DISQUALIFIED	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.



Name of covered person: Jey Van Sharp

Date: April 9, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Jey Van Sharp is likely: NOT DISQUALIFIED	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✔
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✔
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.



Name of covered person: Donald A. Wong Jr.

Date: April 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Donald A. Wong Jr. is likely: QUALIFIED	✓
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✔
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✔
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✔

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.



Name of covered person: Beatriz Durant

Date: April 6, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Beatriz Durant is likely: NOT DISQUALIFIED	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✔
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✔
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.


Name of covered person: Michael B. McConnell

Date: April 7, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Michael B. McConnell is likely: NOT DISQUALIFIED	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✔
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✔
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.



Name of covered person: Selena Hill

Date: April 8, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Selena Hill is likely: QUALIFIED	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✓

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.